EXHIBIT 4.2

April 6, 2001

Hand Delivery
Daniel L. Jarboe, Colonel,
U.S. Army, Director,
Walter Reed Army Institute of Research
Forest Glen Annex Building # 503
503 Robert Grant Road
Silver Spring, Maryland 20910

Re: License Agreement made effective as of December 15, 1997 (“Master License Agreement”), between Walter Reed Army Institute of Research, a representative of the United States of America (“WRAIR”), and Medical Technology and Practice Patterns Institute, a District of Columbia corporation (“MTPPI”), as amended pursuant to that certain Novation Agreement dated April 22, 1999 (the “Novation”), whereby MTPPI transferred all of its rights, interests, duties and obligations under the Master license Agreement to Iomai Corporation (the “Company”)

Dear Colonel Jarboe:

     Reference is hereby made to the Master License Agreement, as amended and restated in its entirety by the Amended and Restated License Agreement executed as of the date hereof (the “Amended License”), by and between WRAIR, as the licensor, and the Company, as the licensee. Unless otherwise defined herein, the capitalized terms used below shall have the meanings assigned to them in the Amended License and in the Development Plan attached as Appendix C to the Amended License.

     As a material part of the transactions contemplated under the Amended License and the Development Plan, the Company has agreed to issue and deliver the Shares to the Voting Trustee, for the sole and exclusive economic benefit of WRAIR, on terms and conditions more particularly described and set forth below in this side letter agreement (the “Side Letter”). This Side Letter is Exhibit C– 3 to the Development Plan.

     The agreed fair market value of the Shares shall equal (a) $1,709,500, respecting the initial 650,000 Shares, plus (b) $255,937.50 to the extent the Company is required to issue and deliver ninety-seven thousand five hundred additional shares of Common Stock to the Voting Trustee as contemplated under Section 13.02 of the Amended License ((a) plus (b), if applicable, hereinafter the “Share Price”). All of the Shares shall be held of record by the Voting Trustee

2421 Pennsylvania Avenue, NW  •  Washington, DC 20037-1718 USA  •  Tel 202 955 7120  •  Fax 202 955 7125

under and subject to the Voting Trust and Escrow Agreement set forth as Exhibit C-5 to the Development Plan.

     Section 1.1 Put Option.

     (a) For so long as the Shares are held by the Voting Trustee, and prior to the consummation of a Qualified Public Offering (as defined under the Note) subject to the terms contained herein, the Company hereby irrevocably grants to WRAIR an option to sell (the “Put Option”) to the Company, and the Company shall be obligated to buy from WRAIR, all but not less than all of the Shares for the “Put Price” (as defined below).

     (b) The Put Option may be exercised (i) immediately “For Cause” (as defined below), or (ii) at any time after the third (3rd) anniversary date hereof, by giving written notice to the Company (the “Put Exercise Notice”).

     “For Cause” means: (i) a failure by the Company to pay any amounts due WRAIR under the Amended License or under the Development Plan as and when due which failure shall continue for more than ten (10) days after written notice of such failure, (ii) the Company fails to perform or observe any material non-monetary agreement or covenant under the Amended License or the Development Plan, unless susceptible to cure and remedied within a reasonable period of time not to exceed ninety (90) days from the date written notice of such breach is given to the Company provided that the Company is making good faith and diligent efforts to cure such breach during such period, (iii) any representation, warranty or information contained in the Development Plan or required to be furnished to or on behalf of WRAIR pursuant to the Amended License, the Development Plan or in any schedule or exhibit or supplement contemplated in connection therewith, or in any writing furnished by the Company to or on behalf of WRAIR in connection with the Amended License, the Development Plan or in any schedule or exhibit or supplement contemplated in connection therewith, is false or misleading in any material respect on the date made or furnished, (iv) a judgment is rendered for an amount in excess of $50,000 that the Company’s use or development of the Licensed Patent Technology violates applicable trade secret, patent infringement or any other similar proprietary right of a Person which within ninety (90) days of such rendering or filing is not either satisfied, stayed or discharged of record, (v) a violation of any provision of applicable law, statute, rule or regulation applicable to the Company or any ruling, writ, injunction, order, judgment or decree of any court, arbitrator, administrative agency or other governmental body that would or could have a Material Adverse Effect on either the Company, any subsidiary of the Company or the Licensed Patent Technology, or (vi) termination of the Amended License or the underlying license granted to the Company for whatever reason.

     The Put Exercise Notice shall set forth the proposed settlement date (the “Put Settlement Date”) which shall be a date no later than sixty (60) days after notice of the Put Price determined as noted below. By reason of the Put Exercise Notice there shall arise, as of the Put Settlement Date, an agreement of sale and purchase with respect to the Shares without representation, warranty or indemnification of any kind by WRAIR except that the Voting Trustee shall represent that it is the record holder of such Shares for the sole and exclusive economic benefit of WRAIR, and that it is duly authorized to so transfer such Shares as contemplated under the

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     Voting Trust and Escrow Agreement. The “Put Price” shall be the greater of (a) the Share Price and (b) the current fair market value of the Shares determined as noted below.

     The fair market value of the Common Stock shall be promptly determined after receipt of the Put Exercise Notice and calculated based on the audited financial statements of the Company for the fiscal year (together with any unaudited financial statements for each fiscal quarter which are true and accurate in all material respects) immediately preceding the date of the Put Exercise Notice. Within five (5) business days after the date of the Put Exercise Notice, the Company shall, at its sole cost, designate a nationally recognized certified public accounting firm to promptly determine the fair market value of all the tangible and intangible assets owned or used by the Company, taking into account the Company as an emerging growth concern in the biotech industry and utilizing valuation methodologies that are customary for valuing similar businesses. Such determination shall then be multiplied by the percentage interest of the Shares in relation to the outstanding Common Stock consistent with standard industry practices and provided to the parties. Any such determination may be contested and subject to recalculation upon written request of WRAIR within thirty (30) day after receipt of the initial determination. In such an event, the parties will mutually retain another nationally recognized certified public accounting firm to re-determine the current fair market value of the Common Stock and the Shares. The second determination shall be binding upon the parties. If there shall be a dispute as to the selection of a second accounting firm, another such accounting firm shall be appointed by the American Institute of Certified Public Accountants (“AICPA”) if willing, otherwise by the American Arbitration Association (“AAA”) upon application by either party with written notice to the other. If the fair market value then so determined based on the criteria set forth above is higher than the initial fair market value computed, the expenses of such second determination and, if any, the AICPA and AAA, shall be borne completely by the Company. In the event the fair market value then so determined based on the criteria set forth above is equivalent or less than 3% of the initial determination, the expenses of such second determination and, if any, the AICPA and AAA, shall be deducted from the Put Price payable to WRAIR.

     (c) Subject to (e) below, the Company shall pay to WRAIR the Put Price in three (3) equal (or nearly equal) consecutive annual installments of principal, together with interest at 10% per annum on the principal amount outstanding from time to time, each such payment to be made on the first business day of each calendar year commencing on the Put Settlement Date and ending on the third anniversary thereof when all outstanding principal and interest shall be paid in full.

     (d) The Put Option may not be transferred or assigned in whole or in part by WRAIR.

     (e) In the event the holders of the “Senior Obligations” (as defined in the Note described below) of the Company refuse to consent to the payment of the Put Price at the times and in the manner contemplated under (c) above, (i) the Company shall immediately issue and deliver to WRAIR the Note in the form attached to the Development Plan as Exhibit C-4 with appropriate insertion as to date and amount, to evidence its continuing obligations to WRAIR; (ii) the Shares will continue to be held by the Voting Trustee in accordance with the Voting Trust and Escrow Agreement, and (iii) the Company shall diligently use commercially reasonable efforts to assign and find a buyer to assume its payment obligations due and owing under the Note in exchange for the Shares for a period of one hundred eighty (180) days (the “Third Party Sale”). WRAIR shall have the right in its sole and absolute discretion to approve and accept any Third Party Sale.

     Section 1.2 Registration Rights and Representations. The Company hereby agrees for the sole and exclusive benefit of WRAIR: (a) to provide the Voting Trustee with the right to cause on behalf of WRAIR the registration of the Shares as set forth in the Registration Rights Agreement in the form attached to the Development Plan as Exhibit C-6; and (b) to make the representations and warranties set forth in the Supplemental Agreement (the “Supplement”) attached to the Development Plan as Exhibit C-2.

     Section 1.3 Rule 144 Sales.

     (a) Except as otherwise expressly contemplated under the Development Plan, neither WRAIR nor the Voting Trustee shall be permitted to make, without the prior written consent of the Company, any public offering or sale of the Shares, although permitted to do so pursuant to Rule 144(k) promulgated under the Securities Act, until the earliest of: (a) the date on which the Company effects its initial registered public offering pursuant to the Securities Act; or (b) the date on which it becomes a registered company pursuant to Section 12(g) of the Securities Exchange Act of 1934. In the event of a permitted sale or public offering (a “Rule 144 Sale”), WRAIR or the Voting Trustee acting on its behalf shall provide a written request for any Rule 144 Sale designating the portion of the Shares to be sold. Within ten (10) days of receipt of such written request, the Voting Trustee shall act in accordance with such request; provided that WRAIR or the Voting Trustee acting on its behalf enters into and provides such documentation as is required by the executing broker dealer; and provided further that the Voting Trustee or the Company has not been advised by legal counsel that the Company or WRAIR is contractually prohibited from executing such Rule 144 Sale.

     (b) The Company shall comply with all of the reporting requirements of the Securities Exchange Act of 1934, as amended, applicable to it and shall comply with all other public information reporting requirements of the Commission which are conditions to the availability of Rule 144 for the sale of the Shares. The Company shall cooperate with WRAIR and the Voting Trustee in supplying such information as may be necessary for WRAIR and the Voting Trustee to complete and file any information reporting forms previously or hereafter required by the Commission as a condition to the availability of Rule 144.

     Section 1.4 General Obligation of the Company to Indemnify WRAIR. (a) The Company agrees to indemnify, defend and hold harmless WRAIR, the Voting Trustee, and the officers, employees, agents, representatives, successors and assigns of WRAIR, from and against:

     (i) any and all losses, liabilities, damages, deficiencies, actions, judgements, causes of action, costs, claims, obligations, demands, assessments, costs, expenses and penalties (collectively, the “Damages”) which any such indemnified party may suffer or incur insofar as such Damages arise out of or are based upon (1) any material failure by the Company to perform its duties and obligations under the Amended License or the Development Plan, (2) any misrepresentation or breach of warranty under the Amended License or the Development Plan or (3) a third party claim against WRAIR based on the use and development of the Licensed Patent

Technology by the Company or any affiliate or subsidiary of the Company or a sublicensee under the Amended License; plus

     (ii) any and all reasonable and legal and other expenses incurred by any such indemnified party in connection with investigating, defending or prosecuting any of the matters referred to immediately above. All such costs and expenses shall be advanced by the Company.

     (b) Unless otherwise in conflict with applicable law, each of the representations and warranties made by the Company under the Amended License or the Development Plan, including, without limitation this Side Letter or the Supplement, shall survive for a period of two (2) years and thirty (30) days from and after the date each such representation and warranty is made.

     Section 1.5 Notices. All notices, demands and requests of any kind to be delivered to any party in connection with this Side Letter shall be in writing and shall be deemed to have been duly given if personally or hand delivered or if sent by an internationally-recognized overnight delivery service or by registered or certified airmail, return receipt requested and postage prepaid, addressed as noted under the Amended License.

     Section 1.6 Miscellaneous. This Side Letter as a part of the Development Plan and the Exhibits thereto, together with the Amended License, (a) constitutes the entire understanding of the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings among the parties with respect thereto, (b) may not be modified or amended, or any of the provisions thereof waived, except by written agreement of the Company and WRAIR or as otherwise contemplated under the Amended License or required by applicable law; and (c) shall be governed by and construed in accordance with the federal laws of the United States of America, without giving effect to principles of conflicts of laws. Each of the parties hereby irrevocably submits to the jurisdiction of any federal court sitting in the District of Columbia over any action or proceeding arising out of or relating to the Amended License and the Development Plan and each hereby waives the defense of an inconvenient forum for the maintenance of such an action.

     To evidence the aforementioned duties and obligations of the Company, the undersigned executive officer has been duly authorized by the Company to execute and deliver this Side Letter agreement for the benefit of WRAIR as of the date first written above.

IOMAI CORPORATION

By:	/s/ Stanley C. Erck
Name: Stanley C. Erck
Title: Chief Executive Officer & President